UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

TREVENA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89532E109

(CUSIP Number)

Polaris Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 850 Winter Street Waltham, MA 02451 Attn: Jay K. Hachigian, Esq. (781) 890-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89532E109	Page 2 of 16

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,678,030 shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,678,030 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,678,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89532E109	Page 3 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

71,682 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

71,682 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89532E109	Page 4 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

25,192 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

25,192 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,192
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89532E109	Page 5 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

36,778 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

36,778, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89532E109	Page 6 of 16

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,811,682 shares, of which 3,678,030 shares are directly owned by PVP V, 71,682 shares are directly owned by PVPE V, 25,192 shares are directly owned by PVPFF V and 36,778 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,811,682 shares, of which 3,678,030 shares are directly owned by PVP V, 71,682 shares are directly owned by PVPE V, 25,192 shares are directly owned by PVPFF V and 36,778 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,811,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89532E109	Page 7 of 16

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,811,682 shares, of which 3,678,030 shares are directly owned by PVP V, 71,682 shares are directly owned by PVPE V, 25,192 shares are directly owned by PVPFF V and 36,778 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”) and McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,811,682 shares, of which 3,678,030 shares are directly owned by PVP V, 71,682 shares are directly owned by PVPE V, 25,192 shares are directly owned by PVPFF V and 36,778 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares and McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,811,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89532E109	Page 8 of 16

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,811,682 shares, of which 3,678,030 shares are directly owned by PVP V, 71,682 shares are directly owned by PVPE V, 25,192 shares are directly owned by PVPFF V and 36,778 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares and Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

3,811,682 shares, of which 3,678,030 shares are directly owned by PVP V, 71,682 shares are directly owned by PVPE V, 25,192 shares are directly owned by PVPFF V and 36,778 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares and Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,811,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89532E109	Page 9 of 16

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Trevena, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1018 West 8th Avenue, Suite A, King of Prussia, PA 19406.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, Flint and McGuire, (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PVP V, PVPE V, PVPFF V and PVPSFF V is that of a private investment partnership. The sole general partner of PVP V, PVPE V, PVPFF V and PVPSFF V is PVM V. The principal business of PVM V is that of acting as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V. Flint and McGuire are the managing members of PVM V and McGuire is also a director of the Issuer.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, 1000 Winter Street, Suite 3350, Waltham, Massachusetts, 02451.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On January 30, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-191643) in connection with its initial public offering of 9,250,000 shares of Common Stock was declared effective.

CUSIP No. 89532E109	Page 10 of 16

In a number of transactions, the Reporting Persons acquired shares of Series A Preferred Stock convertible into 967,740 shares of Common Stock, shares of Series B Preferred Stock convertible into 1,354,837 shares of Common Stock, shares of Series B-1 Preferred Stock convertible into 225,806 shares of Common Stock, shares of Series C Preferred Stock convertible into 780,754 shares of Common Stock and a warrant that was convertible into Series B-1 Preferred Stock which was exercised on a cashless basis, resulting in an issuance of 62,868 shares of B-1 Preferred Stock and which was converted into 10,140 shares of Common Stock (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock prior to the closing of the offering.

On February 5, 2014, the Reporting Persons purchased 472,405 newly-issued shares of Common Stock (the “IPO Shares”) for an aggregate purchase price of $3,306,835.00.

The Reporting Persons obtained the amounts required for all purchasers of Pre-IPO shares and IPO Shares from their working capital.

Item 4. Purpose of Transaction.

Each of PVP V, PVPE V, PVPFF V and PVPSFF V purchased additional Common Stock of the Issuer for investment purposes. McGuire, a director of the Issuer, holds certain voting powers with respect to the reportable securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 26,232,946 shares of Common Stock outstanding as of the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2014 (File No. 001-36193).

(a) PVP V directly beneficially owns 3,678,030 shares of Common Stock, or approximately 14.0% of the Common Stock outstanding. PVPE V directly beneficially owns 71,682 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. PVPFF V directly beneficially owns 25,192 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPSFF V directly beneficially owns 36,778 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

CUSIP No. 89532E109	Page 11 of 16

(b) The managing members of PVM V may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM V, in the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement

The Issuer and each of PVP V, PVPE V, PVPFF V, PVPSFF V and McGuire entered into a lock-up agreement with the underwriters pursuant to which they have agreed, subject to certain exceptions, that they will not, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons in accordance with the rules and regulations of the SEC and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock; (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise; (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of the Issuer’s securities; or (iv) publicly disclose the intention to do any of the foregoing, in each case for the period commencing on the execution date of the lock-up agreement and ending 180 days after the date of the Final Prospectus.

CUSIP No. 89532E109	Page 12 of 16

Amended and Restated Investor Rights Agreement

Each of PVP V, PVPE V, PVPFF V and PVPSFF V is a party to that certain Amended and Restated Investor Rights Agreement, dated May 3, 2013, (the “Investor Rights Agreement”), which is attached as an exhibit to the Issuer’s Form S-1 filed on October 9, 2013 and incorporated by reference herein. Pursuant to the Investor Rights Agreement, each of PVP V, PVPE V, PVPFF V and PVPSFF V has certain registration rights with respect to its Common Stock. Effective as of the consummation of the Issuer’s public offering, the covenants set forth in Section 3 (other than the covenant regarding confidentiality obligations) and the right of first refusal set forth in Section 4 of the Investor Rights Agreement were terminated.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (appears at page 8 of this statement)

CUSIP No. 89532E109	Page 13 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2014

POLARIS VENTURE PARTNERS V, L.P.

	By:	Polaris Venture Management Co. V, L.L.C.

	By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

	By:	Polaris Venture Management Co. V, L.L.C.

	By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

	By:	Polaris Venture Management Co. V, L.L.C.

	By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

	By:	Polaris Venture Management Co. V, L.L.C.

	By:	/s/ John Gannon
Authorized Signatory

CUSIP No. 89532E109	Page 14 of 16

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire